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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Maxcor Financial Group Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                 31769Q - 10 - 8
                                 (CUSIP Number)

                                Michael J. Scharf
                         667 Madison Avenue, 11th Floor
                            New York, New York 10022

                                 with a copy to:

                                 General Counsel
                           Maxcor Financial Group Inc.
                       Two World Trade Center, 84th Floor
                            New York, New York 10048
                                 (212) 748-7000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 17, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No.  31769Q-10-8                                Page  2  of  5  Pages

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      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Michael J. Scharf
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |_|

                                                                     (b) |_|
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS*

                OO

--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         |_|
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      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

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     NUMBER OF            7      SOLE VOTING POWER

      SHARES                     444,233  (including shares issuable upon
                                 currently exercisable Options)
                    ------------------------------------------------------------
   BENEFICIALLY           8      SHARED VOTING POWER

     OWNED BY                    0
                    ------------------------------------------------------------
      EACH                9      SOLE DISPOSITIVE POWER

    REPORTING                    444,233 (including shares issuable upon
                                 currently exercisable Options)
                    ------------------------------------------------------------
     PERSON              10      SHARED DISPOSITIVE POWER

      WITH                       0

--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                444,233 (including shares issuable upon currently exercisable Options)

--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
                                                                         |_|

--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.9%

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     14         TYPE OF REPORTING PERSON*
                IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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           Michael J. Scharf (the "Reporting Person") hereby amends his
Statement on Schedule 13D, dated December 7, 1994 (previously amended on March 14, 1996, and amended and restated on August 28, 1996), relating to the Common Stock, $.001 par value, of Maxcor Financial Group Inc. (previously known as Financial Services Acquisition Corporation), a Delaware corporation, as follows:

Item 1.              Securities and Issuer
                     ---------------------

The text of Item 1 is hereby deleted and replaced in its entirety by the following:

                     This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Maxcor Financial Group Inc., a Delaware corporation (the "Issuer"), formerly known as Financial Services Acquisition Corporation. The Issuer's principal executive offices are located at Two World Trade Center, 84th Floor, New York, NY 10048.

Item 2.              Identity and Background.
                     -----------------------

The second sentence of paragraph (c) is hereby deleted and replaced in its entirety by the following:

                     The Reporting Person is also a director of the Issuer and of Euro Brokers Investment Corporation ("Euro Brokers"), a Delaware corporation and a wholly owned subsidiary of the Issuer also located at Two World Trade Center, 84th Floor, NY 10048.

Item 3.              Source and Amount of Funds
                     or Other Consideration
                     --------------------------

The first paragraph of Item 3 is hereby deleted and replaced in its entirety by the following:

                     All funds used to purchase Common Stock of the Issuer held by the Reporting Person reported in paragraphs (a) and (b) below were personal funds. No amount of such funds were borrowed or otherwise procured from other sources. The consideration used to acquire Common Stock of the Issuer held by the Reporting Person reported in paragraph (d) below was the Warrants of the Issuer described in paragraph (b).

New paragraphs (c) and (d) are hereby added to the end of Item 3 as follows:

                     (c) On August 26, 1996, the Reporting Person received a grant from the Issuer of 10,000 options to acquire its Common Stock ("Options"). The Options were incentive stock options ("ISOs"), granted at an exercise price of $5.50 (which was 110% of the fair market value of the Common Stock on the date of grant), and vest in equal 20% increments on each of the first through fourth anniversaries of the date of grant and on January 1, 2001.

                     (d) On October 16, 1997, the Issuer commenced an exchange offer (the "Offer") pursuant to which it offered to exchange 0.1667 of a share of its Common Stock for each and every of its outstanding Warrants. The Issuer consummated the Offer on November 17, 1997 and accepted for exchange pursuant thereto approximately 95.1% of its outstanding Warrants. Pursuant to the Offer, the Reporting Person tendered all 333,334 Warrants previously beneficially owned by him and received in exchange therefor (including through trusts in which he is a trustee) an aggregate of 55,566 shares of Common Stock (plus approximately $2.61 in cash).

Item 5.              Interest in Securities of the Issuer.
                     ------------------------------------

Paragraph (a) of Item 5 is hereby deleted and replaced in its entirety by the following:

                     (a) The Reporting Person currently beneficially owns 444,233 shares of Common

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      Stock. This number of shares represents: (i) 429,000 shares of Common
      Stock (including all of the Pre-IPO Shares) that are directly owned by the Reporting Person, (ii) 3,733 shares of Common Stock that are held in the Michael J. Scharf 1987 Grantor Income Trust, of which the Reporting Person is a trustee, (iii) 9,500 shares of Common Stock that are held in the Scharf Family 1989 Trust, of which the Reporting Person is a trustee, and
      (iv) 2,000 Options that are currently exercisable. The Pre-IPO Shares have all been deposited in escrow pursuant to the terms of the Escrow Agreement described below in Item 6, but are scheduled to be released to the Reporting Person in December 1997. In the Final Amendment to its Schedule 13E-4, dated December 2, 1996, relating to the Offer, the Issuer reported that, after giving effect to the issuance of shares of Common Stock pursuant to the Offer, a total of 11,330,631 shares of Common Stock were outstanding. Based on such information, the Common Stock currently beneficially owned by the Reporting Person represents approximately 3.9% of the Common Stock outstanding following the Offer (including shares issuable upon exercise of the currently exercisable Options held by the Reporting Person).

Paragraph (e) of Item 5 is hereby deleted and replaced in its entirety by the following:

                     (e) As of November 17, 1997 (the date on which the Offer was consummated), the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 6.              Contracts, Understandings or Relationships
                     with Respect to Securities of the Issuer
                     ------------------------------------------

The following sentence is hereby added to the end of the 4th paragraph (commencing with "In accordance with the provisions of the Letter Agreement...") under Item 6:

      The Escrow Period ended as of December 1, 1997, and the Escrow Shares are in the process of being released to the Reporting Person.

The 9th paragraph under Item 6 (commencing with "The Security Transfer Agreement applies to...") is hereby deleted and replaced in its entirety by the following:

                     The Security Transfer Agreement is no longer applicable to any securities beneficially owned by the Reporting Person.

The 12th paragraph under Item 6 (commencing with "All 386,667 shares...") is hereby deleted and replaced in its entirety by the following:

                     All shares of Common Stock currently beneficially owned by the Reporting Person, other than shares subject to acquisition pursuant to currently exercisable Options, are covered by the provisions of the Registration Rights Agreement.


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                                 SIGNATURE PAGE
                                 --------------

                     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

      Dated:    December 9, 1997

                                            /s/ Michael J. Scharf
                                        ------------------------------------
                                                  Michael J. Scharf









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